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TANNER
Accountants & Advisors

HOME TO HARMONY PRODUCTIONS SPV, LLC

Financial Statements
As of January 6, 2025 and For the Period
from Inception (December 11, 2024) through January 6, 2025

Together with Independent Auditors' Report



TANNER

Independent Auditors' Report

To the Members of
Home to Harmony Productions SPV, LLC

Opinion

We have audited the accompanying financial statements of Home to Harmony Productions SPV, LLC (the Company), which comprise the balance sheet as of January 6, 2025, the related statement of member's equity and cash flows for the period from inception (December 11, 2024) through January 6, 2025, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Home to Harmony Productions SPV, LLC as of January 6, 2025, and the results of its operations and its cash flows for the period from inception (December 11, 2024) through January 6, 2025, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the *Auditors' Responsibilities for the Audit of the Financial Statements* section of our report. We are required to be independent of Home to Harmony Productions SPV, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Tanner LLC

January 16, 2025

Balance Sheet

As of January 6, 2025

Assets		
Cash	$	1,000
Total assets	$	1,000
Member's Equity		
Member's equity	$	1,000
Total member's equity	$	1,000

See accompanying notes to financial statements.

Statement of Member’s Equity

For the Period from Inception (December 11, 2024) through January 6, 2025

		Members' Equity
Balance at December 9, 2024	$	-
Member contributions		1,000
Balance at January 6, 2025	$	1,000

See accompanying notes to financial statements.

Statement of Cash Flows

	For the Period from Inception (December 11, 2024) through January 6, 2025
Cash flows from financing activities:	
Member contributions	$ 1,000
Net change in cash	1,000
Cash at beginning of period	-
Cash at end of period	$ 1,000

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Home to Harmony Productions SPV, LLC (the Company) was organized on December 11, 2024, as a Delaware corporation. The Company is a business whose planned principal operations are the production and distribution of a television series. The Company is in the process of raising equity capital to support the development of its television series.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those key estimates.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash; however, no assurance can be provided that access to the Company's invested cash will not be impacted by adverse conditions in the financial markets.

Income Taxes

The Company is a wholly owned limited liability company and is disregarded for federal and state income tax purposes. Its activity is reported on the Parent Company's income tax return. Since this report is prepared on a standalone basis, no income tax provision has been made.

Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through January 16, 2025, which is the date the financial statements were available to be issued.

2. Liquidity

The Company's activities are subject to significant risks and uncertainties, including failing to secure funding to produce its television series. There can be no assurance that the Company will be successful in its efforts to raise sufficient equity capital to complete its television series.

3. Members' Equity

As of January 6, 2025, the Company has authorized 1,000,000 Common units of which 100% are owned by the Parent Company as the Company is a wholly owned limited liability company. All profit and loss shall be allocated based on the members' respective percentage interest no later than 90 days after the end of the taxable year. Tax distributions are made within 90 days after the end of such taxable year based on each member's tax liability. In a liquidation event, distributions are made first, to creditors in satisfaction of liabilities of the Company, second, to pay expenses of the liquidation, and third, to the members' based on the members' respective percentage interests. As of January 6, 2025, there were no declared and unpaid distributions. All Common unit holders have the right to vote on matters of the Company.